Exhibit 99.1

SuperX Announces Plan for the Establishment of its AI Supply Center in Japan to Accelerate End-to-End Solution Delivery

The new hub will serve as a regional center for the integration and delivery of SuperX’s core AI Server and HVDC products, with a projected annual capacity of 10,000 high-performance AI servers to meet accelerating demand in Japan.

SINGAPORE, July 28, 2025 — Super X AI Technology Limited (Nasdaq: SUPX) (“the Company” or “SuperX”), a leading provider of AI infrastructure solutions, today announced a major strategic expansion of its global supply chain and service capabilities with the planned establishment of its first regional supply center in Japan by its wholly-owned subsidiary in Singapore, SuperX Industries Pte. Ltd. The Company has secured a lease for the facility, with operations expected to commence by the end of the second half of 2025.

The center is expected to be a key node for delivering SuperX’s one-stop AI data center solutions to Japan and the surrounding region. SuperX’s offerings encompass end-to-end services, from advanced solution design and planning to cost-effective product integration, rapid delivery, and operational support. The new facility in Japan will focus on the final assembly, system integration, and rigorous quality control of the Company’s branded core products—including high-performance AI servers, high-voltage direct current (HVDC) power systems, and high-density liquid cooling solutions—to provide Japanese customers with accelerated delivery and localized support.

Strategic Significance: Enhancing Solution Capabilities for Japan’s AI Growth

Establishing a supply center in Japan is a key step in advancing SuperX’s core strategy as a one-stop AI data center solutions provider. The strategic advantages include:

●	Accelerated Market Response: Japan’s AI infrastructure market is experiencing unprecedented growth. Through localized integration and delivery, SuperX can significantly reduce lead times for complex solutions, allowing the Company to more agilely meet customers’ urgent demands for computing power.

●	Deepened End-to-End Service: The local supply center will be an important milestone to SuperX’s end-to-end service model, enabling closer collaboration with customers in the region and providing a seamless experience from initial integration to final on-site deployment.

●	Leveraging a World-Class Manufacturing Ecosystem: Japan is renowned for its precision manufacturing and strict quality control. By performing final integration and quality assurance in Japan, SuperX can ensure every solution delivered meets the highest international standards.

●	Increased Supply Chain Resilience: Adding a supply node in Japan diversifies SuperX’s global delivery network, providing customers worldwide with enhanced supply chain stability and assurance.

Figure 1. Bird’s Eye View of SuperX’s Japan AI Supply Center

About the SuperX Japan AI Infrastructure Solutions Supply Center

The new supply center is designed to be a state-of-the-art facility integrating advanced technology with high-efficiency logistics. Strategically located in Tsu City, Mie Prefecture, the center is positioned between the major metropolitan areas of Osaka and Nagoya, allowing it to serve both the Kansai and Chūbu economic zones—two of Japan’s most important industrial heartlands. This location provides seamless access to a world-class manufacturing supply chain for top-tier automotive and precision electronics components.

The facility is also situated within Japan’s rapidly emerging AI compute corridor. It is in close proximity to numerous planned large-scale AI data centers, including the nation’s largest - a joint development by SoftBank and OpenAI in Osaka. This industrial cluster effect allows SuperX to offer its key customers fast turnaround times and deeply customized services. Logistically, the center has global access via the Port of Nagoya, the Port of Osaka, and Chubu Centrair International Airport, while an advanced expressway network ensures efficient service across the entire Japanese market. The facility covers approximately 2,408 square meters and, once fully operational, will have the capacity to deliver 10,000 of SuperX’s proprietary high-performance AI servers annually following final assembly, system integration, and rigorous quality control.

SuperX CTO Kenny Sng stated, “Establishing our supply center in Japan is a critical step in our commitment to delivering superior end-to-end solutions. Our core value is in solution design and system integration, as well as provision of full-stack infrastructure solutions, establishing SuperX as a high-value, cost-effective brand with defined standards. This center will be a hub for our collaboration with the world’s leading technology suppliers. Our expertise in integration allows us to architect their top-tier hardware into highly efficient and reliable AI solutions for our customers. We are confident this move will significantly enhance our ability to serve the Japanese market and powerfully support the growth of AI in the region.”

About Super X AI Technology Limited (NASDAQ: SUPX)

Super X AI Technology Limited is a leading AI infrastructure solutions provider, and through its wholly-owned subsidiaries, SuperX Industries Pte. Ltd. and SuperX AI Pte. Ltd., offers a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, High-Voltage Direct Current (HVDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Contact Information

Sales Inquiries: sales@superx.sg

Investor Relations: ir@superx.sg

Safe Harbor Statement

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